Exhibit 6.7

409A Amendment

to

The Lyons National Bank

Executive Salary Continuation Agreement for

Clair J. Britt

The Lyons National Bank (“Bank”) and Clair J, Britt (“Executive”) originally entered into The Lyons National Bank Executive Salary Continuation Agreement (“Agreement”) on September 26, 2001. Pursuant to Section XVIII of the Agreement, the Bank and the Executive hereby adopt this 409A Amendment,

RECITALS

This Amendment is intended to bring the Agreement into compliance with the requirements of Internal Revenue Code Section 409A. Accordingly, the intent of the parties hereto is that the Agreement shall be operated and interpreted consistent with the requirements of Section 409A. Therefore, the following changes shall be made:

1,	Section III, “Retirement Date”, shall be deleted in its entirety and replaced with the following Section III:

RETIREMENT DATE

If the Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, or such later date as he may actually retire.

2.	Section IV, “Early Retirement”, shall be amended to insert the words “in the same form and with the same timing, commencing thirty (30) days following said Early Retirement” after the word “V” in the second sentence.

3.	Section V, “Retirement Benefit and Post-Retirement Death Benefit”, shall be amended to delete the word “bonus” from the first sentence of the first paragraph; to delete the words “lifetime with fifteen (15) years certain” from the first sentence of the first paragraph and to replace them with the words “fifty percent (50%) joint and survivor”; and to delete the second paragraph in its entirety and to replace it with the following paragraph:

Provided that if less than fifteen (15) such annual payments have been made prior to the death of the Executive, the Bank shall continue such annual payments on the same schedule as they would have been made to the Executive to whomever the Executive shall designate in writing and filed with the Bank, until the full number of fifteen (15) annual payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

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4.	Section VI, “Death Benefit Prior to Retirement”, shall be amended to delete the words “(or such later date as may be agreed upon)” from the first sentence; to delete the words “either, at the discretion of the Bank”, and “or in a lump sum” from the second sentence; and to delete the word “monthly” from the fourth sentence and to replace it with the word “annual”.

5.	Section IX, “Other Termination of Employment and Disability”, shall be amended to delete the words “retirement from active employment, as provided in Paragraph III” from the first and second paragraphs and to replace them with the words “attaining age fifty-five (55) and completing twenty (20) years of employment with the Bank”; to delete the word “monthly” from the first sentence of the third paragraph and to replace it with the word “annual”; and to insert the words “on the same schedule as they would have been paid to the Executive” after the word “paid” in the first sentence of the third paragraph.

6.	Subparagraph IX (B), “Disability Provision”, shall be amended to delete the words “for ten (10) years” from the first sentence and to replace them with the words “in ten (10) equal annual installments”; to delete the words “or in lump sum at Bank’s discretion” from the first sentence; and to insert the words “only if insurable” after the word “policy” in the third sentence.

7.	Section XII, “Change of Control”, shall be amended to insert the words “in ten (10) equal annual installments” after the word “V” in the first sentence of the first paragraph; and to delete the word “bonus” from the second sentence of the first paragraph.

8.	Section XIII, “Bank Capital”, shall be deleted in its entirety and intentionally left blank.

9.	The following provision regarding “Separation from Service” distributions shall be added as a new Section XXV, as follows:

Separation from Service:

Notwithstanding anything to the contrary in this Agreement, to the extent that any benefit under this Agreement is payable upon a “Termination of Employment,” “Termination of Service,” or other event involving the Executive’s cessation of services, such payment(s) shall not be made unless such event constitutes a “Separation from Service” as defined in Treasury Regulations Section 1.409A-1(h).

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10.	A new Section XXVI shall be added as follows:

Restriction on Timing of Distribution:

Notwithstanding any provision of this Agreement to the contrary, distributions under this Agreement may not commence earlier than six (6) months after the date of a Separation from Service (as described under the “Separation from Service” provision herein) if, pursuant to Internal Revenue Code Section 409A, the participant hereto is considered a “specified employee” (under Internal Revenue Code Section 416(i)) of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this Section, the originally scheduled distribution shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump sum payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

11.	A new Section XXVII shall be added as follows:

Certain Accelerated Payments:

The Bank may make any accelerated distribution permissible under Treasury Regulation 1.409A-3(j)(4) to the Executive of deferred amounts, provided that such distribution(s) meets the requirements of Section 1.409A-3(j)(4).

12.	A new Section XXVIII shall be added as follows:

Subsequent Changes to Time and Form of Payment:

The Bank may permit a subsequent change to form and timing of payments (a “subsequent deferral election”). Any Such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent deferral election will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

(1)	the subsequent deferral election may not take effect until at least twelve (12) months after the date on which the election is made;
(2)	the payment (except in the case of death, disability, or unforeseeable emergency) upon which the subsequent deferral election is made is deferred for a period of not less than five years from the date such payment would otherwise have been paid; and
(3)	in the case of a payment made at a specified time, the election must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

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Therefore, the foregoing changes are agreed to.

/s/ Robert A. Schick		/s/ Clair J. Britt
For the Bank		Clair J. Britt

Date	7/22/08	Date	7/22/08

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